Exhibit 99.8

VIA SEDAR / EDGAR

Ontario Securities Commission, as Principal Regulator

British Columbia Securities Commission

Alberta Securities Commission

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Sierra Metals Inc. (the “Company”)

Preliminary Economic Assessment dated August 21, 2018, incorporated by reference into the Company’s Prospectus Supplement dated October 10, 2017 to the Short Form Base Shelf Prospectus dated June 29, 2017 (collectively, the “Prospectus Supplement”) and incorporated by reference into the Company’s registration statement on Form F-10 (Registration No. 333-218076) (the “Registration Statement”)

Consent of Qualified Person

This letter is being filed in respect of the preliminary economic assessment entitled “NI 43-101 Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico” dated August 21, 2018 with an effective date of October 31, 2017 (the “Bolivar PEA”) and the incorporation by reference of the Bolivar PEA into the Prospectus Supplement and the Registration Statement.

I hereby consent to (i) the incorporation by reference of the Bolivar PEA into the Prospectus Supplement, (ii) the incorporation by reference of the Bolivar PEA into the Registration Statement, including the prospectus contained therein, as amended or supplemented, and (iii) being named in, and the use of the Bolivar PEA or portions thereof prepared, reviewed and/or approved by me and the inclusion or incorporation by reference of information derived from the Bolivar PEA prepared by me in, the Prospectus Supplement and the Registration Statement.

I also hereby confirm that I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Bolivar PEA or within my knowledge as a result of the services I performed in connection with the Bolivar PEA.

[Signature page follows]

Dated this 23rd day of August, 2018.

“Enrique Rubio”
Enrique Rubio, Ph. D.